UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58

                       FOR THE QUARTER ENDED June 30, 2004

                               Exelon Corporation

                            10 South Dearborn Street
                                   37th Floor
                                 P.O. Box 805379
                             Chicago, IL 60680-5379









Inquiries concerning this Form U-9C-3
   should be directed to:                            Scott Peters
                                                     Exelon Corporation
                                                     10 South Dearborn Street
                                                     38th Floor
                                                     P.O. Box 805379
                                                     Chicago, IL 60680-5379


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TABLE OF CONTENTS

Item                                                                                Page
Number                                                                              Number
   1        Organization Chart                                                        3
   2        Issuances and Renewals of Securities and Capital Contributions            6
   3        Associate Transactions
                Part I - Transactions Performed by Reporting Companies on
                    Behalf of Associate Companies                                     7
                Part II - Transactions Performed by Associate Companies
                    On Behalf of Reporting Companies                                  7
   4        Summary of Aggregate Investment                                           8
   5        Other Investments                                                         9
   6        Financial Statements and Exhibits                                        10
            Signature                                                                13



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                                       2
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

ITEM 1.  ORGANIZATION CHART
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
                                                 Energy
                                                 or          State of      Date of     % Voting
           Name of Reporting Company             Gas-Related Organization  Organization  Securities    Nature of Business
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
Exelon Corporation                                                                                 (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
 Exelon Energy Delivery Company, LLC                                                               (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Commonwealth Edison Company                                                                     (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
      Commonwealth Research Corporation *         Energy        Illinois    06/08/1976       100%  Energy-related
                                                                                                   (Category 1,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   PECO Energy Company                                                                             (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
       East Coast Natural Gas Cooperative, LLC    Energy        Delaware    03/15/1995     41.12%  Energy-related
                                                                                                   (Category 9)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
      Horizon Energy Company *                    Energy    Pennsylvania    02/06/1995       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
 Exelon Ventures Company, LLC                                                                      (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
  Exelon Synfuel I, LLC                           Energy        Delaware    07/25/2003       100%  Energy-related
                                                                                                   (Category 6)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   DTE Buckeye, LLC                               Energy                                     -0-%  Energy-related
                                                                                                   (Category 6)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
  Exelon Synfuel I1, LLC                          Energy        Delaware    07/25/2003       100%  Energy-related
                                                                                                   (Category 6)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   DTE Belews Creek, LLC                          Energy                                     -0-%  Energy-related
                                                                                                   (Category 6)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
  Exelon Synfuel III, LLC (new)                   Energy        Delaware    06/17/2004       100%  Energy-related
                                                                                                   (Category 6)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   DTE Buckeye, Carbontronics Synfuels            Energy                                     -0-%  Energy-related
Investors,                                                                                         (Category 6)
     L.P. (new)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
  Exelon Generation Company, LLC                                                                   (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Penesco Company, LLC                           Energy        Delaware    06/06/2001       100%  Energy-related
                                                                                                   (Category 7,9)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Cenesco Company, LLC                           Energy        Delaware    12/31/2001       100%  Energy-related
                                                                                                   (Category 7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   ExTex Retail Services Company, LLC             Energy        Delaware    05/12/2003       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Exelon Allowance Management Company, LLC       Energy        Delaware    11/08/2001       100%  Energy-related
                                                                                                   (Category 2)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Exelon Power Labs, LLC                         Energy    Pennsylvania    11/08/2002       100%  Energy-related
                                                                                                   (Category 7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
    Exelon AOG Holding # 1, Inc.                                                                   (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
    Exelon AOG Holding # 2, Inc.                                                                   (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
      Exelon New England Power Marketing, LP      Energy        Delaware    03/24/1999       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
    Exelon New England Holdings, LLC                                                               (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
       ENEH Services, LLC (new)                   Energy        Delaware    04/01/2004       100%  Energy-related
                                                                                                   (Category 7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
       Exelon Hamilton, LLC                       Energy        Delaware    03/31/1999       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Exelon SHC, Inc.                                                                                (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
      Keystone Fuels, LLC                         Energy        Delaware    10/17/2000     20.99%  Energy-related
                                                                                                   (Category 9)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
      Conemaugh Fuels, LLC                        Energy        Delaware    10/16/2002     20.72%  Energy-related
                                                                                                   (Category 9)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   ExTex Marketing, LLC                           Energy        Delaware    05/13/2002       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
       ExTex Power, LP                            Energy        Delaware    05/13/2002        99%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Exelon Energy Company                          Energy        Delaware    01/04/1999       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
     AllEnergy Gas & Electric Marketing           Energy        Delaware    09/12/2000       100%  Energy-related
Company, LLC                                                                                       (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
       Texas-Ohio Gas, Inc.                       Energy           Texas    08/12/1987       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
  Exelon Enterprises Company, LLC                                                                  (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
         Exelon Services, Inc.                    Energy        Delaware    07/13/1999       100%  Energy-related
                                                                                                   (Category 1, 2,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
         Unicom Power Holdings, LLC               Energy        Delaware    03/23/1999       100%  Energy-related
                                                                                                   (Category 7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
         Unicom Power Marketing Inc.              Energy        Delaware    07/28/1997       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
         Exelon Enterprises Management, Inc.                                                       (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
           ECPH, LLC                                                                               (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
               Exelon Enterprises Investments,                                                     (a)
Inc.
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
                  UTECH Climate Challenge Fund,   Energy        Delaware    06/30/1995      24.4%  Energy-related
L.P.                                                                                               (Category 2)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
         Adwin Equipment Company                  Energy    Pennsylvania    08/05/1968       100%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
         Exelon Thermal Holdings, Inc.            Energy        Delaware    08/05/1997       100%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
            Exelon Thermal Development, Inc.      Energy        Delaware    02/05/1997       100%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
           ETT Boston Inc.                        Energy        Delaware    12/22/1995       100%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
              Northwind Boston LLC                Energy    Massachusetts   01/05/1996        25%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
           ETT Houston Inc.                       Energy        Delaware    02/05/1997       100%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
           ETT North America Inc.                 Energy        Delaware    07/18/1996       100%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
              Northwind Thermal Technologies      Energy          Canada    08/01/1996       100%  Energy-related
  Canada Inc.                                                                                      (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
                 ETT Canada, Inc.                 Energy          Canada    08/01/1996       100%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
                   Northwind Windsor              Energy          Canada    07/18/1996        50%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------

* Denotes inactive corporation.
(a) Directly or indirectly holds securities in energy-related companies.




                                       3
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Item 1 ORGANIZATION CHART
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
Name of Reporting Company                          Energy
                                                   or            State of      Date of    % Voting
                                                  Gas-Related Organization  Organization  Securities Nature of Business
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            ETT Nevada Inc.                        Energy          Nevada    10/30/1997       100%  Energy-related (Category
                                                                                                    6,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
               Northwind Aladdin LLC               Energy          Nevada    10/28/1997        75%  Energy-related (Category
                                                                                                    6,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
           F&M Holdings Company, LLC               Energy        Delaware    09/18/2003       100%  Energy-related (Category
                                                                                                    1,4,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            II Services, Inc.                      Energy        Delaware    05/28/1999       100%  Energy-related (Category
                                                                                                    1,2,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
             EIS Engineering, Inc*                 Energy        Delaware    12/11/2000       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
                  InfraSource Field Services,      Energy        Oklahoma    11/23/1998       100%  Energy-related (Category 7)
LLC*
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            Fischbach and Moore Electric, Inc.     Energy        Delaware    08/12/1999       100%  Energy-related (Category
                                                                                                    1,2,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            Rand-Bright Corporation*               Energy       Wisconsin    02/11/1985       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            NEWCOSY, Inc                           Energy        Delaware    08/12/1999       100%  Energy-related (Category
                                                                                                    1,2,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            NEWCOTRA, Inc.                         Energy        Delaware    08/12/1999       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
              Fishbach and Moore, Inc.             Energy        New York    04/01/1924       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
                Fishbach and Moore Electrical      Energy        Delaware    07/22/1946       100%  Energy-related (Category 7)
Contracting, Inc.
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
                T.H. Green Electric Co., Inc.      Energy        New York    07/06/1926       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
               OSP Servicios S.A. de C.V. *        Energy          Mexico    09/30/1996       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
               Universal Network Development       Energy      California    01/01/1901        49%  Energy-related (Category 7)
Corp.
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            Oldco VSI Inc.                         Energy        Delaware    04/20/2000       100%  Energy-related (Category
                                                                                                    1,2,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
              EGW Meter Services, LLC              Energy        Delaware    12/01/2002       100%  Energy-related (Category
                                                                                                    1,2,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            EIS Investments, LLC *                 Energy        Delaware    11/14/2000       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
               WCB Services, LLC*                  Energy        Oklahoma    1/1/192001        49%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------

* Denotes inactive corporation

(a) Directly and / or indirectly holds securities in energy-related companies.




Notes:

1.   The following companies were sold during the first six months of 2004:

     Solution Holdings, LLC sold on 6/25/2004.

     Exelon Services Federal Group, Inc. sold on 6/25/2004.

     Thermal Chicago Corporation sold on 6/30/2004.

     Northwind Chicago, LLC sold on 6/30/2004.

     Exelon Thermal Technologies, Inc. sold on 6/30/2004.

     Northwind Midway, LLC sold on 6/30/2004.

     ETT National Power, Inc. sold on 6/30/2004.

2.   The following name changes occurred during the first six months of 2004:

     None.

3.   The following new companies were formed in the first six months of 2004:

     ENEH Services, LLC, a Rule 58 (vii) company, formation in Delaware on 4/1/2004.

     Solution Holdings, LLC, formation in Delaware on 5/13/2004.

     Exelon Synfuel III, LLC, a Rule 58 (vi) company formed in Delaware on 6/17/2004.

4.   The following companies were dissolved during the first six months of 2004:

     Northwind Las Vegas, LLC dissolved 2/25/2004.

5.   The following companies were acquired during the first six months of 2004:

     Carbontronics Synfuels Investors, L.P., 16.65% acquired by Exelon Synfuel III, LLC on 6/17/2004.



6.   The following restructuring occurred in the first six months of 2004:

     Exelon Energy Company
     ---------------------

     Effective January 1, 2004, Exelon contributed its interest in Exelon Energy
     Company  to  Generation.  The  transaction  had no impact on the assets and liabilities of Exelon Energy Company,  which were previously  reported as a part of the Enterprises segment. Beginning in 2004, Exelon Energy Company's
     assets  and   liabilities   and  results  of  operations  are  included  in
     Generation's financial statements.

     The  following  summary  represents  the assets and  liabilities  of Exelon
     Energy Company that were transferred to Generation as of January 1, 2004:

--------------------------------------------------------------------------------
(in millions)
Current assets                                                       $ 89
Property, plant and equipment                                           2
Deferred debits and other assets                                       13
Current liabilities                                                    96
Deferred credits and other liabilities                                 10
Accumulated other comprehensive loss                                    2
Member's equity                                                        (4)

     Solution Holdings, LLC
     ----------------------
     To facilitate a sale of Rule 58 assets, certain operating units of Exelon
     Services, Inc. were transferred to Solution Holdings, LLC, a newly organized Rule 58 company (Delaware on 5/13/2004). Solution Holdings, LLC was then sold on 6/25/2004.

     The following summary represents the assets and liabilities of Exelon
     Services, Inc. that were transferred to Solution Holdings, LLC:
--------------------------------------------------------------------------------
(in millions)
Current assets                                                        $ 7
Property, plant and equipment                                           1
Deferred debits and other assets                                        7
Current liabilities                                                    11
Deferred credits and other liabilities                                  2
Member's equity                                                         2





                                       5
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

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (in thousands of dollars)
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------

   Company                         Principal                                        Person to
   Issuing         Type of         Amount of        Issue or                      Whom Security   Collateral   Consideration
  Securities       Security        Security          Renewal         Cost of        Was Issued    Given With   Received For
  (Borrower)        Issued                                           Capital         (Lender)      Security    Each Security
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
II Services,    Revolving                   $52        NA         LIBOR plus 50   F&M Holdings    None                   $53
Inc.            credit                                            basis points    Company, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon          Revolving                 7,000        NA         LIBOR plus 50   Exelon          None                 7,000
Services, Inc.  credit                                            basis points    Enterprises
                                                                                  Company, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon          Revolving                   200        NA         LIBOR plus 50   Exelon          None                   200
Thermal         credit                                            basis points    Thermal
Development,                                                                      Holdings, Inc.
Inc.
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon          Revolving                 1,500        NA         LIBOR plus 50   Exelon          None                 1,500
Thermal         credit                                            basis points    Thermal
Technologies,                                                                     Holdings, Inc.
Inc.
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Fischbach &     Revolving                   500        NA         LIBOR plus 50   Enterprises     None                   500
Moore           credit                                            basis points
Electric, Inc.
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon          Revolving                   250        NA         LIBOR plus      Exelon          None                   250
PowerLabs, LLC  credit                                            .625%           Generation
                                                                                  Finance
                                                                                  Company
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------


Capital Contributions:

------------------------------------------- ---------------------------------------- ----------------------------------------
Company Contributing Capital                Company Receiving Capital                Amount of Capital Contribution
------------------------------------------- ---------------------------------------- ----------------------------------------
ECPH, LLC                                   Exelon Enterprises Investments, Inc.                                  $9,700,000
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Thermal Holdings, Inc.               Northwind Chicago, LLC                                                38,466,552
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Ventures Company, LLC                Exelon Synfuel I, LLC                                                 27,767,500
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Ventures Company, LLC                Exelon Synfuel II, LLC                                                22,199,800
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Ventures Company, LLC                Exelon Synfuel III, LLC                                                1,000,000
------------------------------------------- ---------------------------------------- ----------------------------------------



                                       6
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

ITEM 3.  ASSOCIATE TRANSACTIONS
     Part I.  Transactions Performed by Reporting Companies on Behalf of Associate Companies
-------------------------------------------------------------------------------------------------------------------------
                                              Types of        Direct
  Reporting Company    Associate Company      Services        Costs     Indirect Costs     Cost of       Total Amount
  Rendering Services   Receiving Services     Rendered       Charged        Charged        Capital          Billed
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         (thousands of
                                                                                                           dollars)
-------------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.  Exelon Business    Security System            49                                              $49
                       Services Company
-------------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.  Exelon Energy      IT                        102                                              102
                       Company            Services/Facility
                                          Charges
-------------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.  Exelon             IT                         23                                               23
                       Enterprises        Services/Facility
                       Company, LLC       Charges
-------------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.  Commonwealth       Security System            16                                               16
                       Edison Company
-------------------------------------------------------------------------------------------------------------------------
Exelon Services        PECO Energy        Construction /          2,125                                            2,125
Federal Group, Inc.    Company            Project
                                          Management
-------------------------------------------------------------------------------------------------------------------------
Exelon Thermal         Northwind Aladdin  Plant Operators            72                                               72
Development, Inc.      LLC
-------------------------------------------------------------------------------------------------------------------------
Exelon Thermal         Northwind Aladdin  Administrative              2                                                2
Technologies, Inc.     LLC                and General
-------------------------------------------------------------------------------------------------------------------------
Exelon Thermal         Northwind Aladdin  Plant Management           34                                               34
Technologies, Inc.     LLC
-------------------------------------------------------------------------------------------------------------------------
Exelon Thermal         Northwind          District Cooling          255                                              255
Technologies, Inc.     Chicago, LLC
-------------------------------------------------------------------------------------------------------------------------
Exelon Thermal         Northwind Chicago  Plant Operators           145                                              145
Technologies, Inc.     LLC
-------------------------------------------------------------------------------------------------------------------------
Exelon Thermal         Northwind Chicago  Rent                       27                                               27
Technologies, Inc.     LLC
-------------------------------------------------------------------------------------------------------------------------
Exelon Thermal         Northwind Midway   Plant Operators           179                                              179
Technologies, Inc.     LLC
-------------------------------------------------------------------------------------------------------------------------
Exelon Thermal         Northwind Chicago  Administrative              3                                                3
Technologies, Inc.     LLC                and General
-------------------------------------------------------------------------------------------------------------------------
Northwind Chicago, LLC Exelon Thermal     Cooling                 1,440                                            1,440
                       Technologies, Inc.
-------------------------------------------------------------------------------------------------------------------------
Exelon Thermal         Northwind Midway   Administrative              1                                                1
Technologies, Inc.     LLC                and general
-------------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC Exelon Generation  Measuring & test        1,487                            192             1,679
                       Company, LLC       equipment,
                                          technical services
-------------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC Exelon Energy      Measuring & test          169                            120               288
                       Company            equipment,
                                          technical services
-------------------------------------------------------------------------------------------------------------------------




Part II.  Transactions Performed by Associate Companies on Behalf of Reporting Companies
------------------------------------------------------------------------------------------------------------------------
                                             Types of
  Associate Company    Reporting Company     Services     Direct Costs   Indirect Costs     Cost of      Total Amount
  Rendering Services   Receiving Services    Rendered        Charged        Charged         Capital         Billed
------------------------------------------------------------------------------------------------------------------------
                                                                                                         (thousands of
                                                                                                           dollars)
------------------------------------------------------------------------------------------------------------------------
Exelon Business        F&M Holdings       Legal                     233                                            $233
Services Company       Company
------------------------------------------------------------------------------------------------------------------------
Exelon Enterprises     Exelon Thermal     Payroll -                 111                                             111
Company, LLC           Technologies, Inc. Executive
------------------------------------------------------------------------------------------------------------------------
Exelon Business        F&M Holdings       Legal, IT and               9                                               9
Services Company       Company            accounting
------------------------------------------------------------------------------------------------------------------------
Exelon Business        Exelon Thermal     Legal                     195                                             195
Services Company       Technologies, Inc.
------------------------------------------------------------------------------------------------------------------------
Commonwealth Edison    Exelon Thermal     Electric                1,214                                           1,214
Company                Technologies, Inc.
------------------------------------------------------------------------------------------------------------------------
Commonwealth Edison    Exelon Services    Management fee             91                                              91
Company                Federal Group,
                       Inc.
------------------------------------------------------------------------------------------------------------------------
PECO                   Exelon Services    Design study                7                                               7
                       Federal Group,
                       Inc.
------------------------------------------------------------------------------------------------------------------------

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                                       7
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

                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT
                                  June 30, 2004
                                 (in thousands)


Investments in energy-related companies:

Total consolidated capitalization of Exelon Corporation
  as of June 30, 2004                                                                 $24,001,000       Line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                      3,600,150       Line 2

Greater of $50 million or line 2                                                        3,600,150       Line 3

Total current aggregate investment subsequent to October 20, 2000 (categorized by major line of energy-related business):
     Energy-related business category 2                                    $167,431
     Energy-related business category 5                                     216,722
     Energy-related business category 6                                      95,176
     Energy-related business category 7                                     351,485
     Energy-related business category 9                                       6,349
     Energy-related business category 10                                         32
Total current aggregate investment                                                        837,194       Line 4
                                                                                       ----------

Difference between the greater of $50 million
  or 15% of capitalization and the total
  aggregate investment of the registered
  holding company system (line 3 less line 4)                                          $2,762,956     Line 5
                                                                                       ==========


Investments in gas-related companies:                                          NONE


ITEM 5.  OTHER INVESTMENTS

Filed under confidential treatment pursuant to Rule 104(b).

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements
--------------------

(1) Exhibit A-1 Statement of Income of Exelon Services, Inc. for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(2) Exhibit A-2 Balance Sheet of Exelon Services, Inc. at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(3) Exhibit A-3 Statement of Income of Exelon Thermal Holdings, Inc. for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(4)  Exhibit A-4 Balance Sheet of Exelon Thermal Holdings, Inc. at June 30, 2004
     - filed under confidential treatment pursuant to Rule 104(b).

(5) Exhibit A-5 Statement of Income of Unicom Power Holdings, LLC for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(6) Exhibit A-6 Balance Sheet of Unicom Power Holdings, LLC at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(7) Exhibit A-7 Statement of Income of Unicom Power Marketing, Inc. for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(8)  Exhibit A-8 Balance Sheet of Unicom Power Marketing,  Inc. at June 30, 2004
     - filed under confidential treatment pursuant to Rule 104(b).

(9) Exhibit A-9 Statement of Income of Adwin Equipment Company for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(10) Exhibit A-10 Balance Sheet of Adwin Equipment Company at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(11) Exhibit A-11 Statement of Income of F&M Holdings Company, LLC for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(12) Exhibit A-12 Balance Sheet of F&M Holdings Company, LLC at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(13) Exhibit B-1 Statement of Income of Penesco Company, LLC for three months and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(14) Exhibit B-2 Balance Sheet of Penesco Company, LLC at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(15) Exhibit B-3 Statement of Income of Cenesco Company, LLC for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(16) Exhibit B-4 Balance Sheet of Cenesco Company, LLC at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(17) Exhibit B-5 Statement of Income of Exelon Allowance Management Company, LLC for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(18) Exhibit B-6 Balance Sheet of Exelon Allowance Management Company, LLC at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(19) Exhibit B-7 Statement of Income of ExTex Marketing, LLC for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(20) Exhibit B-8 Balance Sheet of ExTex Marketing, LLC at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(21) Exhibit B-9 Statement of Income of Exelon New England Power Marketing LP for the three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(22) Exhibit B-10 Balance Sheet of Exelon New England Power Marketing LP at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(23) Exhibit B-11 Statement of Income of Exelon Hamilton, LLC for the three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(24) Exhibit B-12 Balance Sheet of Exelon Hamilton, LLC at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(25) Exhibit B-13 Statement of Income of Exelon Energy Company for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(26) Exhibit B-14 Balance Sheet of Exelon Energy Company at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(27) Exhibit B-15 Statement of Income of Exelon PowerLabs, LLC for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(28) Exhibit B-16 Balance Sheet of Exelon PowerLabs, LLC at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(29) Exhibit B-17 Statement of Income of ENEH Services, LLC for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(30) Exhibit B-18 Balance Sheet of ENEH Services, LLC at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(31) Exhibit B-19 Statement of Income of ExTex Retail Services Company, LLC for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(32) Exhibit B-20 Balance Sheet of ExTex Retail Services Company, LLC at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(33) Exhibit C-1 Statement of Income of Exelon Synfuel I, LLC for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(34) Exhibit C-2 Balance Sheet of Exelon Synfuel I, LLC at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(35) Exhibit C-3 Statement of Income of Exelon Synfuel II, LLC for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(36) Exhibit C-4 Balance Sheet of Exelon Synfuel II, LLC at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(37) Exhibit C-5 Statement of Income of Exelon Synfuel III, LLC for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(38) Exhibit C-6 Balance Sheet of Exelon Synfuel III, LLC at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(39) Exhibit C-7 Statement of Income of Commonwealth Research Corporation for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(40) Exhibit C-8 Balance Sheet of Commonwealth Research Corporation at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).


(41) Exhibit C-9 Statement of Income of Horizon Energy Company for three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(42) Exhibit C-10 Balance Sheet of Horizon Energy Company at June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).




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



                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Exelon Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August  30, 2004

                                                        Exelon Corporation
                                                             Registrant

                                                By:/s/ Matthew F. Hilzinger
                                                ---------------------------
                                                Vice President and
                                                Corporate Controller





With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the second quarter of 2004 has been filed with Exelon Corporation's interested state commissions whose names and addresses are listed below.


Donna Caton, Chief Clerk
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, Illinois 62706

James J. McNulty, Secretary
Pennsylvania Public Utility Commission
P.O. Box 3265
Harrisburg, Pennsylvania 17105-3265





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